

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Ramon Tejeda
Chief Executive Officer
TabacaleraYsidron, Inc.
100 Europa Drive, Ste. 455
Chapel Hill, NC 27517

>   **Re: TabacaleraYsidron, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 6, 2013**
>   **File No. 333-192060**

Dear Mr. Tejeda:

    We have reviewed your responses to the comments in our letter dated November 27, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please confirm to us that you will provide us with copies of any such written communications presented or any such research reports in the event that any are published or distributed prior to effectiveness.

Prospectus Cover Page

2. We note your response to our prior comment 8 and reissue. Please revise your statement that "the net proceeds that the Company will receive assuming all shares are sold at a fixed price of $0.20 per share is $549,000" to state that the selling shareholders will receive these net proceeds rather than the Company.

Prospectus Summary, page 4

Overview, page 4

3. We note your revised disclosure on page 4 in response to our prior comment 9. Please revise to disclose the implied aggregate price of your all your outstanding common stock based on the latest offering price of $0.20. In this regard, it appears that 7,745,000 shares at an offering price of $0.20 implies an aggregate price of $1,549,000 for all of your common shares.

4. We note your response to our prior comment 11. It appears that Mr. Ysidron is the current President of Epicurean Cigars, Inc. Please explain how Mr. Ysidron is "no longer affiliated with the company" if he is running your operating subsidiary.

5. We note your response to our prior comment 12 and reissue in part. Please expand upon your disclosure that the Company "is spending limited funds at the current time" by quantifying your "burn rate" and the amount of time your present capital will last at this rate here, as well as in the business and MD&A sections.

6. We note your disclosure that the Company currently has $23,623 cash on hand, and that you expect costs of SEC and corporate governance compliance to be approximately $80,000 per year. Please revise to disclose how you plan on meeting these requirements if you fail to generate revenues from your business.

Risk Factors, page 8

As our Principal Officer and Director, page 10

7. Please additionally disclose that because Mr. Tejeda controls a majority of your outstanding common stock and is your sole director, he will determine his own salary and perquisites and as a result there could be no funds available for net income, or please tell us why such disclosure is not necessary.

We rely heavily, page 10

8. Please explain to us the reference to "[y]our technology," "components," "equipment," "required parts," "third party-supplied materials," "required materials," and "technologically advanced products."

Selling Security Holders, page 18

9. We note your response to our prior comment 26 and reissue. Please explain why you have "confirmed that none of the selling security holder table is accurate."

Description of Business, page 23

Overview, page 23

10. We note your response to our prior comment 31. We note that on page 2 you now disclose that you were founded to "purchase" cigars however here you state that you were incorporated to "manufacture" cigars. Please revise for consistency. We note under "products" that you are a purchaser of cigars.

11. We note your response to our prior comment 28. Please disclose how many cigars you have sold to date.

12. We note your response to our prior comment 29 and reissue in part. Please tell us whether you have entered into a contract with the manufacturer, file it as an exhibit to your registration statement and describe its material terms.

Our Business, page 23

Products, page 23

13. We note your response to our prior comment 32 and reissue. It appears that you have responded to our prior comment 30 twice, rather than addressing prior comment 32. Please revise to disclose during what periods you have sold cigars. Please also reconcile for consistency your disclosure on page 27 that you have "not commenced operations," and revise the Overview section on page 4 to state, if true, that you are not currently earning revenues from the sale of cigars.

14. Please revise to state as a belief or provide a basis for the statement that Plascencia is "one of the oldest and most reputable cigar manufacturers in Esteli, Nicaragua."

Note 2(c) Common Stock Issued for Services, page F-8

15. We note your revised disclosure on page F-8 and page F-19 in response to our prior comment 38. On page F-8 you state that for the period ended March 31, 2012 the Company issued 5,000,000 shares of common stock to its founder, Steven Ysidron for $500 ($0.0001 per share) in exchange for services and that during the same period, 4,900,000 shares of common stock were transferred to an officer of the Company which was valued at $490,000 ($0.10/share) in exchange for services. However, on page F-19 you state that on November 8, 2011, the Company issued 5,000,000 shares of its common stock to Steven Ysidron, the founding Director and President for services with a fair value of $500 ($0.0001 fair value per share), and that on December 13, 2012, Steven Ysidron and Ramon Tejeda entered into a Stock Purchase Agreement whereby the Steven Ysidron sold 4,900,000 of his shares of common stock on Ramon Tejeda. Please reconcile these disclosures and advise.

Management's Discussion and Analysis, page 26

Plan of Operation, page 26

16. We note your statement that the Company "has sufficient capital to pursue this business model for the coming year." Please expand upon this, and explain how you will pay the estimated $80,000 costs of being a public company along with developing your business

with only $23,623 cash on hand. Please also reconcile this with your disclosure on page 30 that your "net revenues are not sufficient to fund [your] operating expenses."

Results of Operations, page 28

17. We note your revised disclosure on page 29 in response to our prior comment 44. Please revise the table to include the same line items as presented on your Condensed Consolidated Statements of Operations, similar to that included on page 28. Please also revise to provide explanations for the variances in your results.

Executive Compensation, page 31

Summary Compensation Table, page 31

18. We note your response to our prior comment 51 and reissue. Footnote 1 states that on "December 13, 2012, 4,900,000 shares of common stock were transferred to an officer of the Company which was valued at $490,000 ($0.10/share) in exchange for services," while page F-19 states that on "December 13, 2012, Steven Ysidron and Ramon Tejeda entered into a Stock Purchase Agreement whereby the Steven Ysidron sold 4,900,000 of his shares of common stock on Ramon Tejeda." Please reconcile these differences.

Security Ownership of Certain Beneficial Owners and Management, page 32

19. We note your response to our prior comment 52 and reissue. Please update the security ownership table to the most recent practicable date or tell us why September 30, 2013 is your most recent practicable date.

Item 15. Recent Sales of Unregistered Securities, page 35

20. We note your response to our prior comment 57 and reissue. Notably, please reconcile your disclosure that on "March 11, 2013, [you] sold through a Regulation D Rule 506 offering a total of 2,745,000 shares of common stock to no more than 35 unaccredited investors, at a price per share of $0.20 for an aggregate offering price of $549,000," with your disclosure elsewhere and in your prior filing that your Regulation D offering was at a price of $.10 per share for an aggregate offering price of $274,500.

Exhibit 5.1

21. We note your response to our prior comment 60. It appears from the first paragraph and part (d) of the second paragraph that counsel states that the offering is being made pursuant to Rule 506. Given that you are registering this offering under the Securities Act it is unclear to us why the opinion states that the offering is being made pursuant Rule 506, which is an exemption from Securities Act registration. Please revise accordingly.

    You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: <u>Via E-Mail</u>
        Gregg Jaclin, Esq.